FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period August 24, 2006

SANPAOLO IMI S.p.A.

 (Exact name of registrant as specified in its charter)

Piazza San Carlo 156
10121 Turin, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

SANPAOLO IMI GROUP

News Release

Clarification on contacts with Intesa Group

Turin, 24 August 2006 - CONSOB has requested this announcement, in relation to press reports of contacts between the Sanpaolo IMI Group and Intesa Group regarding merger possibilities, that the subject will be placed before the respective Boards of Directors. The meetings are scheduled for the end of the week.

SANPAOLO IMI
RELAZIONI ESTERNE (www.grupposanpaoloimi.com)		INVESTOR RELATIONS
Torino	011/555.7747 - Telefax 011/555.6489	Tel. 011/5552593
Bologna	051/6454411	Fax 011/5552737
Napoli	081/7913419	e-mail: investor.relations@sanpaoloimi.com
e-mail: infomedia@sanpaoloimi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANPAOLO IMI S.p.A.

By:	/s/ James Ball
Name: James Ball
Title: Head of International Strategy, London Branch

Date: August 24, 2006